Prevail Therapeutics Inc.

430 East 29th Street, Suite 1520

New York, New York 10016

(917) 336-9310

July 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chris Edwards

Re:	Prevail Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-239612

Acceleration Request

Requested Date:    Wednesday, July 8, 2020

Requested Time:    4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Prevail Therapeutics Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-239612) (the “Registration Statement”) to become effective at 4:30 p.m. Eastern Time on Wednesday, July 8, 2020, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Divakar Gupta of Cooley LLP at (212) 479-6474 or Alison Haggerty of Cooley LLP at (212) 479-6596.

Sincerely,

Prevail Therapeutics Inc.

By: /s/ Brett Kaplan

  Bret Kaplan, M.D.

  Chief Financial Officer

cc:	Asa Abeliovich, M.D., Ph.D., Prevail Therapeutics Inc.

Kira M. Schwartz, Prevail Therapeutics Inc.

Divakar Gupta, Cooley LLP

Alison Haggerty, Cooley LLP